SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. _______)*

Thomas Properties Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
884453 10 1
(CUSIP Number)
James A. Thomas
515 South Flower Street, 6th Floor
Los Angeles, California 90071
(213) 613-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 29, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS James A. Thomas
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 9,004,160
	8.	SHARED VOTING POWER 3,036,170
	9.	SOLE DISPOSITIVE POWER 308,507
	10	SHARED DISPOSITIVE POWER 3,036,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,040,330
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.2%
14	TYPE OF REPORTING PERSON (see instructions) IN

1.	NAMES OF REPORTING PERSONS Thomas Investment Partners, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,649,100
	9.	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,649,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,649,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8%
14	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS Thomas Partners, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,649,100
	9.	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,649,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,649,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.8%
14	TYPE OF REPORTING PERSON (see instructions) PN

1.	NAMES OF REPORTING PERSONS The Lumbee Clan Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 387,070
	9.	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 387,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 387,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.8%
14	TYPE OF REPORTING PERSON (see instructions) OO

Item 1.	Security and Issuer.

 The title and class of securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Common Stock”), of Thomas Properties Group, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 515 South Flower Street, Sixth Floor, Los Angeles, CA 90071. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

This Schedule 13D is being filed by James A. Thomas, a natural individual, Thomas Investment Partners, Ltd., a California limited partnership (“TIP”), Thomas Partners, Inc., a California corporation (“TPI”), and The Lumbee Clan Trust, a California Trust (the “Lumbee Trust”). The individual and entities referenced in this paragraph are occasionally referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Mr. Thomas is the President and majority owner of TPI, which is the sole general partner of TIP. Each of Mr. Thomas and TIP may be deemed to beneficially own all securities held by TIP. Mr. Thomas is also the trustee of the Lumbee Trust.

The address of the principal business office of each of the Reporting Persons is 515 South Flower Street, Sixth Floor, Los Angeles, CA 90071. The principal business of Mr. Thomas is as the Chairman of the Board, President and Chief Executive Officer of the Issuer. Each of TIP, TPI and the Lumbee Trust is a privately-held personal investment entity for the benefit of Mr. Thomas and his immediate family members.

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Thomas is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Each of TIP and the Lumbee Trust received shares of Common Stock directly held by each of them in exchange for paired operating partnership units (the “OP Units”) of Thomas Properties Group, L.P. (the “Operating Partnership”), a subsidiary of the Issuer, received at the time of the Issuer’s initial public offering in October 2004. Mr. Thomas acquired the shares of Common Stock directly held by him through open market purchases and restricted stock grants under the Issuer’s 2004 Amended and Restated Equity Incentive Plan (the “2004 Plan”).
This Schedule 13D is being filed as the result of the transactions contemplated by that certain Stockholders’ Agreement (the “Stockholders Agreement”), dated as of May 29, 2012, by and among the Issuer; Mr. Thomas, TIP, TPI, the Lumbee Trust, Maguire Thomas Partners-Philadelphia, Ltd., Maguire Thomas Partners-Commerce Square II, Ltd., Thomas-Pastron Family Partnership, L.P., and Thomas Master Investments, LLC (each, a “Thomas Stockholder” and collectively the “Thomas Stockholders”); and MIRELF IV TPGI, LLC, a Delaware limited liability company, and MIRELF IV TPGI II, LLC, a Delaware limited liability company (each, an “Investor” and together, the “Investors”). The Stockholders Agreement was entered into by the Issuer, the Thomas Stockholders and the Investors in connection with the entry into a Common Stock Purchase Agreement (the “Purchase

Agreement”), dated as of May 29, 2012, by and among the Issuer and the Investors, pursuant to which the Issuer has agreed to sell, and the Investors have agreed to purchase, 8,695,653 shares (the “Purchased Shares”) of Common Stock from the Issuer in a private placement transaction. The closing of the sale of the Purchased Shares is currently expected to occur on or about June 12, 2012 (the “Closing Date”), subject to the satisfaction of customary closing conditions.
Stockholders Agreement
Pursuant to the terms of the Stockholders Agreement, following the Closing Date, the Investors will have the right to designate one individual (the “Investor Director”) for nomination to the Issuer’s Board of Directors (the “Board”), and the Issuer will take all action as is necessary, subject to applicable law, to have the Board elect such designee to the Board at the first scheduled Board meeting following the Closing Date. The Issuer has also agreed that, subject to applicable law, the Investors shall have the right to nominate one individual for election to the Board in connection with any future annual or special meetings of stockholders at which directors of the Issuer are elected. The Investors’ right to nominate an Investor Director shall terminate when the Investors no longer own Purchased Shares and Preemptive Securities (as defined below), if any, representing at least 10% of the outstanding securities of the Issuer entitled to vote generally in the election of the Issuer’s directors.
Pursuant to the Stockholders Agreement, the Investors may not offer or sell the Purchased Shares or any Preemptive Securities for 24 months following the Closing Date, subject to certain exceptions for transfers to affiliated entities. After the expiration of such 24-month period, the Investors may sell up to one-third of the Purchased Shares and any Preemptive Securities. After the expiration of 30 months following the Closing Date, the Investors may sell up to two-thirds of the Purchase Shares and any Preemptive Securities, and after the expiration of 36 months following the Closing Date the lock-up shall expire with respect to the remaining Purchased Shares and any Preemptive Securities. The lock-up will terminate earlier in the event the Issuer or the Thomas Stockholders breach certain provisions of the Stockholders Agreement or the Registration Rights Agreement (as defined in the Stockholders Agreement).
Pursuant to the Stockholders Agreement, during the period in which Purchased Shares and any Preemptive Securities are subject to the transfer restrictions described above, Mr. Thomas will have the right to vote all Purchased Shares and Preemptive Securities which remain subject to the transfer restrictions on all matters on which holders of the Common Stock are entitled to vote, and the Investors have granted a proxy in respect of such Purchased Shares and Preemptive Securities to Mr. Thomas in connection with such voting rights. Mr. Thomas has agreed to vote such shares in favor of the election of the Investor Director so long as the Investors are entitled to nominate an individual for election to the Board under the Stockholders Agreement.
The Thomas Stockholders have agreed in the Stockholders Agreement that, from and after the sixth anniversary of the Closing Date and ending on the ninth anniversary of the Closing Date, such Thomas Stockholders shall vote any Common Stock or limited voting stock held by them at any annual or special meeting of stockholders in direct proportion to the Issuer’s other stockholders with respect to a vote on a Company Sale (as defined in the Stockholders Agreement). Such vote neutralization agreement shall terminate (1) when the Investors (together with their affiliate transferees) no longer own Purchased Shares and Preemptive Securities, if any, representing in the aggregate at least 10% of the outstanding securities of the Issuer entitled to vote generally in the election of the Issuer’s directors or (2) if the volume-weighted average price of the Common Stock for the six-month period ended immediately prior to the sixth anniversary of the Closing Date equals or exceeds $12.50 per share, provided that such per share price shall be reduced to $10.00 per share if the average daily trading volume during such period is at least 500,000 shares. The vote neutralization agreement of the Thomas Stockholders does not apply with respect to any Fundamental Transaction (as defined in the Stockholders Agreement) proposed or publicly supported by the Investors, and shall be subject to the maintenance of certain beneficial tax protections of the Thomas Stockholders in connection with such Company Sale. The Thomas Stockholders have granted a proxy to a representative of the Investors to vote such shares in accordance with such vote neutralization provisions in the Stockholders Agreement.
The Stockholders Agreement also provides that, from and after the date of the Stockholders Agreement through the sixth anniversary of the Closing Date, the Investors shall not, among other things, acquire any additional shares of capital stock of the Issuer or securities convertible into the Issuer’s capital stock or any material assets of the Issuer; participate in any proxy solicitation or election contest with respect to the Issuer or seek to influence or control the management of the Issuer; or form a group with others with respect to any such actions. The Investors further agreed that, from and after the sixth anniversary of the Closing Date, they would not acquire any additional capital stock of the Issuer or securities convertible into the Issuer’s capital stock which would, together with all other shares of capital stock then owned by the Investors, equal or exceed the total voting power of the Thomas Stockholders as of the Closing Date, except with respect to acquisitions necessary to maintain their pro rata ownership percentage as of the Closing Date or as part of a Fundamental Transaction proposed by the Investors and approved by the Board, or as part of a Fundamental Transaction proposed by a third party so long as the Investor Director is no longer serving on the Board.
The standstill agreements of the Investors described in the paragraph above terminate (i) in the event of certain specified breaches by the Issuer or the Thomas Stockholders of their representations and warranties or covenants in the Purchase Agreement, the Stockholders Agreement or the Registration Rights Agreement, (ii) on the first date the Issuer becomes required to register as an investment company with the Securities and Exchange Commission or (iii) at such time as real property has constituted less than 50% of the Issuer’s assets for at least 18 months.
The Stockholders Agreement also provides the Investors with certain tag-along rights to sell their shares in connection with certain sales of capital stock by the Thomas Stockholders. In addition, the Stockholders Agreement provides the Investors with certain pre-emptive rights to acquire additional Issuer securities in connection with future offerings by the Issuer subject to specified exceptions in order to enable to the Investors to maintain their percentage ownership interest in the Issuer (“Preemptive Securities”). The Issuer has also agreed to certain restrictions on future sales of securities in certain transactions not subject to such preemptive rights.
The Stockholders Agreement contains customary representations and warranties of the Issuer, the Investors and the Thomas Stockholders, and will terminate (if not earlier by agreement of the parties) upon the earlier to occur of a Company Sale or the ninth anniversary of the Closing Date.
The Stockholders Agreement is filed as Exhibit 99.2 to this Schedule 13D. The description of the Stockholders Agreement herein does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement filed herewith.

Item 4.	Purpose of Transaction.

The transfer of voting control of the Purchased Shares to Mr. Thomas pursuant to the Stockholders Agreement described in Item 3 above was undertaken as part of a comprehensive negotiation among the Issuer, the Thomas Stockholders and the Investors in connection with the offer and sale of the Purchased Shares to the Investors pursuant to the Purchase Agreement. Mr. Thomas does not hold any pecuniary interest in the Purchased Shares, and such voting power will terminate in accordance with the terms of the Stockholders Agreement as described in Item 3 above.

Each Reporting Person has acquired the Issuer’s Common Stock reported on this Schedule 13D, other than the Purchased Shares, for investment purposes. Depending on market conditions, the prospects and financial condition of the Issuer and other factors, including applicable law, each Reporting Person may acquire additional shares of Common Stock or dispose of shares of Common Stock in the ordinary course. Mr. Thomas is the Chairman of the Board of Directors, President and Chief Executive Officer of the Issuer.
In addition, TIP, TPI and the Lumbee Trust own, collectively, 5,194,445 shares of Limited Voting Stock, $0.01 par value (“Limited Voting Stock”), of the Issuer and paired OP Units. Mr. Thomas indirectly controls an additional 7,118,886 shares of Limited Voting Stock and paired OP Units held by other Thomas Stockholders. Pursuant to the Issuer’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), the Limited Voting Stock votes generally with shares of Common Stock of the Issuer in (i) the election of directors, (ii) any amendment, alteration or repeal of any provision of the Issuer’s Certificate of Incorporation; (iii) any merger, consolidation, reorganization, or other business combination of the Issuer with or into any other entity; (iv) the sale, lease, exchange, transfer, conveyance or other disposition of all or substantially all the Issuer’s assets in a single transaction or series of related transactions; or (v) any liquidation, dissolution or winding up of the Issuer, whether voluntary or involuntary. The paired OP Units and Limited Voting Stock may be redeemable, solely at the option of the Issuer, for shares of Common Stock on a one-for-one basis.
Each of TIP, TPI, the Lumbee Trust and Mr. Thomas, indirectly through other Thomas Stockholders, may in the future receive additional shares of Common Stock upon redemption of such paired OP Units.
Except as set forth in this Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to or would result in:
(a) The acquisition by any person of additional securities of the Issuer or disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer’s to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The beneficial ownership percentages set forth below in each case are based on the total number of outstanding shares of Common Stock as set forth in the Purchase Agreement, together with the Purchased Shares to be issued at the Closing Date. The aggregate number and percentage of Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

James A. Thomas. Mr. Thomas holds 308,507 shares of Common Stock directly, of which 108,407 shares are unvested shares of restricted Common Stock granted under the 2004 Plan and subject to vesting and forfeiture. Mr. Thomas is the President and majority owner of TPI, which is the sole general partner of TIP. Each of Mr. Thomas and TIP may be deemed to beneficially own 2,649,100 shares of Common Stock held by TIP. Mr. Thomas is also the trustee of the Lumbee Trust and may be deemed to beneficially own 387,070 shares of Common Stock held by the Lumbee Trust. At the Closing Date, Mr. Thomas will hold the sole voting power, pursuant to proxy contained in the Stockholders Agreement, of 8,695,653 shares of Common Stock constituting the Purchased Shares, as described in Item 3 above. Accordingly, Mr. Thomas may be deemed to beneficially own 26.2% of the Issuer’s

Common Stock.

In addition to the shares of Common Stock for which Mr. Thomas may have sole or shared voting or dispositive power reported herein, the other Thomas Stockholders own, collectively, 12,313,331 shares of Limited Voting Stock and paired OP Units as follows: 3,514,557 shares of Limited Voting Stock and paired OP Unites held by Maguire Thomas Partners-Philadelphia, Ltd., of which TPI is the sole general partner, and Mr. Thomas is the President and majority owner of TPI; 3,204,761 share of Limited Voting Stock and paired OP Units held by TIP, of which TPI is the sole general partner, and Mr. Thomas is the President and majority owner of TPI; 666,382 shares of Limited Voting Stock and paired OP Units held by Thomas-Pastron Family Partnership, L.P., of which TPI is the sole general partner, and Mr. Thomas is the President and majority owner of TPI; 136,866 shares of Limited Voting Stock and paired OP Units held by TPI, of which Mr. Thomas is the President and majority owner; 2,308,452 shares of Limited Voting Stock and paired OP Units held by Maguire Thomas Partners-Commerce Square II, Ltd., of which Thomas Development Partners-Phase II, Inc. is the general partner, and Mr. Thomas is President and majority owner; 1,852,818 shares of Limited Voting Stock and paired OP Units held by the Lumbee Trust, of which Mr. Thomas is the trustee; and 629,495 shares of Limited Voting Stock and paired OP Units held by Thomas Master Investments, LLC, of which Mr. Thomas is the Manager. Accordingly, Mr. Thomas, may be deemed to beneficially own approximately 41.8% of the total voting power of the Issuer’s Common Stock and Limited Voting Stock with respect to the matters on which holders of Limited Voting Stock are entitled to vote, including election of directors of the Issuer.

Thomas Investment Partners, Ltd. TIP owns 2,649,100 shares of Common Stock directly, or 5.8% of the Issuer’s Common Stock. TIP may be deemed to share the voting and dispositive power with respect to such shares of Common Stock with TPI, its sole general partner, and Mr. Thomas, President and majority owner of TPI.

In addition to shares the shares of Common Stock held by TIP reported herein, TIP owns 3,204,761 shares of Limited Voting Stock and paired OP Units directly. Accordingly, TIP holds shared voting and dispositive power with respect to approximately 10.0% of the total voting power of the Issuer’s Common Stock and Limited Voting Stock with respect to the matters on which holders of Limited Voting Stock are entitled to vote, including election of directors of the Issuer. TIP may be deemed to share the voting and dispositive power with respect to such shares of Limited Voting Stock and paired OP Units with TPI, its sole general partner, and Mr. Thomas, President and majority owner of TPI.

Thomas Partners, Inc. TPI, as the sole general partner of TIP, may be deemed to beneficially own 2,649,100 shares, or 5.8%, of the Issuer’s Common Stock. TPI has shared power with Mr. Thomas and TIP to vote or direct the voting of, and to dispose of or direct the disposition of, all of the shares beneficially owned by TIP.

In addition to the shares of Common Stock beneficially owned by TPI reported herein, TPI may be deemed to beneficially own 7,522,566 shares of Limited Voting Stock and paired OP Units as follows: 3,514,557 shares of Limited Voting Stock and paired OP Unites held by Maguire Thomas Partners-Philadelphia, Ltd., of which TPI is the sole general partner; 3,204,761 share of Limited Voting Stock and paired OP Units held by TIP, of which TPI is the sole general partner; 666,382 shares of Limited Voting Stock and paired OP Units held by Thomas-Pastron Family Partnership, L.P., of which TPI is the sole general partner; and 136,866 shares of Limited Voting Stock and paired OP Units held directly by TPI. Accordingly, TPI holds shared voting and dispositive power with respect to approximately 17.4% of the total voting power of the Issuer’s Common Stock and Limited Voting Stock with respect to the matters on which holders of Limited Voting Stock are entitled to vote, including election of directors of the Issuer. TPI may be deemed to share the voting and dispositive power with respect to such shares of Limited Voting Stock and paired OP Units with Mr. Thomas, its President and majority owner.

The Lumbee Clan Trust. The Lumbee Trust owns 387,070 shares of Common Stock directly, or 0.8% of the Issuer’s Common Stock. The Lumbee Trust may be deemed to share the voting and dispositive power with respect to such shares of Common Stock with Mr. Thomas, its trustee.

In addition to shares the shares of Common Stock held by the Lumbee Trust reported herein, the Lumbee Trust owns 1,852,818 shares of Limited Voting Stock and paired OP Units directly. Accordingly, the Lumbee Trust holds shared voting and dispositive power with respect to approximately 3.8% of the total voting power of the Issuer’s Common Stock and Limited Voting Stock with respect to the matters on which holders of Limited Voting Stock are entitled to vote, including election of directors of the Issuer. The Lumbee Trust may be deemed to share the voting and dispositive power with respect to such shares of Limited Voting Stock and paired OP Units with Mr. Thomas, its trustee.
Other than as described in this Schedule 13D, no transactions in the Issuer’s Common Stock have been effected during the past 60 days by any of the Reporting Persons.
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of securities covered by, this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Stockholders Agreement
The information contained in Item 3 under the caption “Stockholders Agreement” is incorporated in this Item 6 by reference.
Registration Rights Agreement
In connection with the Issuer’s initial public offering in October 2004, the Issuer, each Reporting Person and certain other stockholders of the Issuer entered into a registration rights agreement, dated October 13, 2004 (the “Thomas Stockholders Registration Rights Agreement”). The Thomas Stockholders Registration Rights Agreement requires the Issuer to register, upon request, Common Stock owned by the Reporting Persons with the Securities and Exchange Commission for resale to third parties, including through filing of shelf registration statements, demand registration statements and piggy-back rights with respect to certain Issuer registration statements.
The foregoing summary of the Thomas Stockholders Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Thomas Stockholders Registration Rights Agreement, a copy of which is filed as Exhibit 99.3 to this Schedule 13D and incorporated by reference herein.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2:
Stockholders’ Agreement, dated as of May 29, 2012, by and among Thomas Properties Group, Inc., MIRELF IV TPGI, LLC, MIRELF IV TPGI II, LLC, James A. Thomas, Maguire Thomas Partners-Philadelphia, Ltd., Thomas Investment Partners, Ltd., Maguire Thomas Partners-Commerce Square II, Ltd., Thomas Partners, Inc., Thomas-Pastron Family Partnership, L.P., The Lumbee Clan Trust and Thomas Master Investments, LLC. (Incorporated by reference to Exhibit 10.73 of the Current Report on Form 8-K of Thomas Properties Group, Inc. filed on May 31, 2012 (Commission File No. 0-50854))

Exhibit 99.3:
Registration Rights Agreement, dated as of October 13, 2004, by and among Thomas Properties Group, Inc., Thomas Properties Group, L.P., and the holders of OP Units parties thereto. (Incorporated by reference to Exhibit 10.13 of the Quarterly Report on Form 10-Q of Thomas Properties Group, Inc. filed on November 22, 2004 (Commission File No. 0-50854))

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
EXECUTED this 8th day of June, 2012.

/s/ James A. Thomas
James A. Thomas

THOMAS INVESTMENT PARTNERS, LTD.

By: THOMAS PARTNERS, INC., General Partner

/s/ James A. Thomas
By: James A. Thomas
Title: President

THOMAS PARTNERS, INC.

/s/ James A. Thomas
By: James A. Thomas
Title: President

THE LUMBEE CLAN TRUST

/s/ James A. Thomas
By: James A. Thomas
Title: Trustee